UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934



                              FAB INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.20 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    302747100
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
     Mr. Robert Ladd                                 Robert G. Minion, Esq.
     Laddcap Value Advisors, LLC                     Lowenstein Sandler PC
     650 Fifth Avenue, Suite 600                     65 Livingston Avenue
     New York, New York 10019                        Roseland, New Jersey  07068
     (212) 259-2070                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 26, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      302747100
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Robert Ladd
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)   [ ]
             (b)   [X]
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:                   *
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:                 *
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:              *
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:            *
                                         ---------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   250,000*
--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     4.8%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):      IN
--------------------------------------------------------------------------------
* Laddcap Value Partners LP, a Delaware limited partnership ("Laddcap"), is the holder of 250,000 shares of the common stock, par value $0.20 per share (the "Shares"), of Fab Industries, Inc., a Delaware corporation (the "Company"). Robert Ladd possesses sole power to vote and direct the disposition of all securities of the Company held by Laddcap. Thus, as of May 26, 2005, for the purposes of Reg. Section 240.13d-3, Mr. Ladd is deemed to beneficially own 250,000 Shares, or 4.8% of the Shares deemed issued and outstanding as of that date. In addition, on May 26, 2005, Laddcap commenced substantive discussions with, and entered into certain oral agreements with, Salvatore Muoio and S. Muoio & Co. LLC (collectively, the "Muoio Parties") with respect to the Company. See Items 4 and 5 of this Schedule 13D for further information. Mr. Ladd expressly disclaims beneficial ownership of all Shares owned by the Muoio Parties.

Item 1.   Security and Issuer.
          --------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.20 per share (the "Shares"), of Fab Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 200 Madison Avenue, New York, New York 10016.


Item 2.   Identity and Background.
          ------------------------

          The person  filing  this  statement  is Robert  Ladd,  whose  business address is 650 Fifth Avenue, Suite 600, New York, New York 10019. Mr. Ladd serves as the managing member of Laddcap Value Advisors LLC, a Delaware limited liability company ("LVA"), which is the general partner of Laddcap Value Partners LP, a Delaware limited partnership ("Laddcap"). Laddcap is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Ladd has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ladd is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          All of the funds used in making the purchase of the Shares described in Item 5 of this Schedule 13D came from the working capital of Laddcap.


Item 4.   Purpose of Transaction.
          -----------------------

          The acquisition of the Shares described in Item 5 of this Schedule 13D is for investment purposes, and except as described herein, Mr. Ladd has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

          The Company's board of directors and shareholders approved a Plan of Liquidation and Dissolution (the "Plan") on March 1, 2002 and May 30, 2002, respectively. Pursuant to the Plan, the Company engaged in an auction of its assets on May 26, 2005 (the "Auction"). In connection with the Auction, Laddcap, through Delilah Acquisition Company, LLC, a newly formed limited liability company created by Laddcap ("Delilah"), made a bid for the assets of the Company (the "Laddcap Bid") jointly with Salvatore Muoio and S. Muoio & Co. LLC (collectively, the "Muoio Parties"). The Laddcap Bid was not accepted by the Company.

          Laddcap, subject to its obligations pursuant to the Confidentiality Agreement (as defined in Item 6 of this Schedule 13D), is evaluating its options with respect to the Company, including but not limited to the conduct of, and process related to, the Auction. In connection therewith, subject to the obligations of Laddcap under the Confidentiality Agreement, Laddcap may, among other things, communicate with other stockholders (including the Muoio Parties) with respect to their legal rights and remedies, and those of the other stockholders, if any, with respect to the Auction, the sale of the Company's assets, and the matters related thereto.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended February 26, 2005, there were 5,215,031 Shares issued and outstanding as of May 11, 2005. As of May 26, 2005, Laddcap is the holder of 250,000 Shares. Robert Ladd possesses sole power to vote and direct the disposition of all securities of the Company held by Laddcap. Thus, as of May 26, 2005, for the purposes of Reg. Section 240.13d-3, Mr. Ladd is deemed to beneficially own 250,000 Shares, or 4.8% of the Shares deemed issued and outstanding as of that date. In addition, Laddcap has engaged in certain discussions with, and entered into certain oral agreements with, the Muoio Parties with respect to Delilah, the Company and the Auction. See Items 4 and 5 of this Schedule 13D for further information. Mr. Ladd expressly disclaims beneficial ownership of all Shares owned by the Muoio Parties.

          During the sixty days prior to May 26, 2005, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Ladd or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ---------------------------------------------------------------------

          In connection with the discussions leading to the Laddcap Bid, LVA and the Company entered into a Nondisclosure and Confidentiality Agreement, dated as of March 14, 2005 (the "Confidentiality Agreement"). Pursuant to the Confidentiality Agreement, LVA agreed to the terms pursuant to which, among other things, LVA and its affiliates shall use any Evaluation Material (as that term is defined therein) solely as specified in the Confidentiality Agreement. In addition, pursuant to the provisions of the Confidentiality Agreement, as amended, for a period of six months from the date thereof, LVA and its affiliates shall not, without the prior invitation or approval of a majority of the Company's board of directors (a) negotiate with or provide any information to the Company or any of its affiliates with respect to, or make any statement or propose to the Company's board of directors, to any of its agents or to certain of its stockholders with respect to, or make any public announcement or proposal or offer whatsoever with respect to, or otherwise solicit, seek or offer to effect (i) any form of business combination or transaction involving the Company or any of its affiliates, including, without limitation, a merger, tender or exchange offer or liquidation of its assets or that of any of its affiliates, (ii) any form of restructuring, recapitalization or similar transaction with respect to the Company or any of its affiliates, (iii) any purchase of any of the Company's securities or assets or indirect interests therein, or rights to acquire interests in any of the Company's securities or assets, through a transaction or series of related transactions, (iv) any proposal to seek representation on the board of directors of the Company or any of its affiliates or otherwise seek to control or influence the management, board of directors or policies of the Company or any of its affiliates, (b) instigate, encourage or assist certain third parties to do any of the foregoing, or (c) become a beneficial owner of more than 250,000 Shares, in each case as more particularly set forth and described in the Confidentiality Agreement incorporated by reference and attached hereto as Exhibit 1.

          Each of Laddcap and the Muoio Parties orally agreed that, if Delilah were the successful bidder, they would provide certain financing to Delilah in connection with the Auction. In addition, Laddcap and the Muoio Parties orally agreed to certain terms with respect to the amount and process by which Delilah would bid at the Auction. Mr. Ladd expressly disclaims beneficial ownership of all Shares owned by the Muoio Parties.

          The descriptions of the transactions and the agreement set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated by reference and attached to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Robert Ladd, LVA or Laddcap and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

          1. Nondisclosure and Confidentiality Agreement, dated as of March 14, 2005, by and between Fab Industries, Inc. and Laddcap Value Advisors LLC.

                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            June 9, 2005


                                            /s/ Robert Ladd
                                            ------------------------------------
                                            Robert Ladd, in his  capacity as the
                                            managing  member  of  Laddcap  Value
                                            Advisors LLC, the general partner of
                                            Laddcap Value Partners LP


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).

                              FAB INDUSTRIES, INC.
                               200 MADISON AVENUE
                            NEW YORK, NEW YORK 10016



                                                                    CONFIDENTIAL

March 14, 2005

Laddcap Value Advisors LLC
650 Fifth Avenue
Suite 600
New York, NY 10019

Attention:  Robert B. Ladd

Dear Mr. Ladd:

          You have requested certain non-public information regarding Fab Industries, Inc. (the "Company" or "us") in connection with a potential business transaction (the "Transaction"). As a condition to furnishing such information to you, the Company is requiring you to agree as set forth in this Nondisclosure and Confidentiality Agreement (this "Agreement").

          1. Certain Definitions. As used in this Agreement: (a) "Representatives" means the partners, members, directors, officers, employees, agents, advisors (including, without limitation, attorneys, accountants, investment bankers and consultants) or debt financing sources, and all affiliates, of a specified party; (b) "affiliate" has the meaning ascribed to such term in Rule 405 promulgated under the Securities Act of 1933, as amended; and (c) "Evaluation Material" means any or all information or data concerning us or any of our subsidiaries or affiliates, whether in verbal, visual, written,
electronic   or  other  form,   which  is  disclosed  to  you  or  any  of  your
Representatives ("Primary Evaluation Material"), together, in each case, with all notes, memoranda, summaries, analyses, studies, compilations and other writings relating thereto or based thereon prepared by you or any of your Representatives ("Derivative Evaluation Material"). Notwithstanding the foregoing, the term "Evaluation Material" shall not include information which you can demonstrate (x) was or is independently developed by you or your Representatives without the benefit of the Evaluation Material; (y) is now, or hereafter becomes, available to the public other than as a result of disclosure by you or your Representatives prohibited by this Agreement; (z) was or becomes available to you on a non-confidential basis from a source other than the Company or its Representatives, which source, to the best of your knowledge, is not prohibited from disclosing such information to you by a legal, contractual or fiduciary obligation to the Company or another party.

          2.  Confidentiality and Use of Evaluation Material.

          (a)  Confidentiality of Evaluation  Material.  All Evaluation Material
(i) shall be used solely for the purpose of evaluating and considering the Transaction; (ii) shall be kept strictly confidential; and (iii) shall be provided by you solely to those of your Representatives to whom disclosure is reasonably deemed to be required to facilitate your evaluation or consideration of the Transaction. You shall restrict the dissemination of Evaluation Material to as small a working group as practicable. All Evaluation Material is and shall remain our property. Before providing access to Evaluation Material to any of your Representative, you shall inform such Representative of the contents of this Agreement and the confidentiality of the Evaluation Material, and shall advise such Representative that, by accepting possession of or access to such information, such Representative is agreeing to be bound by this Agreement. You shall instruct your Representatives to observe the terms of this Agreement and shall be responsible for any breach of this Agreement by any of your Representatives.

          (b) Compulsory Disclosure of Evaluation Material. In the event that you or any of your Representatives are required by law to disclose any Evaluation Material, it is agreed that, to the extent practicable, you shall provide the Company with prompt notice of any such request, so that the Company may seek an appropriate protective order and/or, in its sole discretion, waive your compliance with the provisions of this Agreement. It is further agreed that if, in the absence of a protective order or the receipt of a waiver hereunder, you or your Representatives are nonetheless, in the opinion of counsel, compelled to disclose any Evaluation Material concerning the Company to any tribunal, or else to be liable for contempt, you or your Representatives may disclose such Evaluation Material as is, on advice of counsel, legally required to be disclosed to such tribunal without liability hereunder, provided, however, that you give the Company advance written notice of any Evaluation Material to be disclosed as far in advance of its disclosure as is reasonably practicable and, at the Company's request, use reasonable efforts to obtain assurances that such Evaluation Material will be accorded confidential treatment.

          (c) Other Public Disclosure. Except as provided in paragraph (b) above, without the prior written consent of the Company, you shall not:


                    (A) make any disclosure (and you shall direct your Representatives not to make any disclosure) to any person of (1) the fact that discussions, negotiations or investigations are taking or have taken place concerning a Transaction, (2) the existence or contents of this Agreement, or the fact that you or your Representatives have requested or received Evaluation Material from us or our Representatives, or (3) any of the terms, conditions or other facts with respect to any proposed Transaction, including the status thereof, or

                    (B) make any public statement concerning the proposed Transaction.

          (d) Securities Law Restrictions. You acknowledge that the Evaluation Material may contain material nonpublic information concerning the Company or its affiliates. You further acknowledge that you are aware of the restrictions imposed by federal and state securities laws, and the rules and regulations promulgated thereunder, on persons in possession of material nonpublic information. Nothing herein shall constitute an admission by either party that any Evaluation Material in fact contains material nonpublic information concerning us or our affiliates.

          (e) Contact with Employees and Representatives. You shall not communicate with any employee or Representative of the Company or any of their respective affiliates regarding the Transaction or any Evaluation Material and you shall not disclose any Evaluation Material to any such employee, Representative or affiliates, in each case other than such persons (if any) to whom you are directed in writing by the Company to contact for more information concerning the Transaction.

          3. Accuracy of Evaluation Material; No Representations or Warranties. You acknowledge and agree that (a) no representation or warranty, express or implied, is made by us or any of our Representatives as to the accuracy or completeness of any of the Evaluation Material and (b) you shall be entitled to rely only on those representations and warranties (if any) that may be made in a definitive written agreement to consummate the Transaction, signed and delivered by us and you. Unless otherwise provided in the definitive written agreement consummating the Transaction, neither us nor any of our Representatives shall have any liability to you or any of your Representatives on account of the use of any Evaluation Material by you or any of your Representatives or any inaccuracy therein or omission therefrom.

          4. Return and Destruction of Evaluation Material. At any time after termination of discussions by either party to this Agreement with respect to the Transaction, upon our request, you shall promptly (and in no event later than five business days after such request) (a) return or cause to be returned to us all copies of all Primary Evaluation Material in the possession or control of you or any of your Representatives which is in a visual or written format and erase or destroy all copies of all such Primary Evaluation Material which is stored in electronic format (and certify to us such erasure or destruction), and
(b) destroy or cause to be destroyed (and certify such destruction to us) all Derivative Evaluation Material in the possession or control of you or any of your Representatives. Nothing herein shall obligate you to provide any Derivative Evaluation Material to us. Notwithstanding the return, destruction or erasure of Evaluation Material hereunder, you and your Representatives shall continue to be bound by the confidentiality and other obligations hereunder.

          5. Non-solicitation of Employees. You agree not to directly or indirectly solicit for employment any employees or independent contractors of the Company or any of its affiliates to whom you may be directly or indirectly introduced or otherwise have contact with as a result of your consideration of a Transaction for a period of one year after the date of this letter, without our prior written consent, provided that you will not be restricted from making any general solicitation for employees or public advertising of employment opportunities (including through the use of employment agencies) not specifically directed at such persons, and provided further that you will not be restricted in hiring any such person who responds to any such general or public advertising.

          6. Standstill. You agree that, in consideration of your use of the Evaluation Material, neither you nor any of your Representatives will, for a period of six months from the date hereof, directly or indirectly, alone or with others, (a) negotiate with or provide any information to us or any of our affiliates with respect to, or make any statement or propose to our (or any of our affiliates') Board of Directors, to any of its agents or to any of our stockholders with respect to, or make any public announcement or proposal or offer whatsoever (including, but not limited to any "solicitation" or "proxies" as such terms are defined or used in Regulation 14A of the Securities Exchange Act of 1934) with respect to, or otherwise solicit, seek or offer to effect (i) any form of business combination or transaction involving us or any of our affiliates, including, without limitation, a merger, tender or exchange offer or liquidation of our assets or that of any of our affiliates, (ii) any form of restructuring, recapitalization or similar transaction with respect to us or any of our affiliates, (iii) any purchase of any of our securities or assets or indirect interests (beneficial or otherwise) therein, or rights to acquire interests (beneficial or otherwise) in any of our securities or assets, in each case directly or indirectly, through a transaction or series of related transactions, (iv) any proposal to seek representation on the Board of Directors of us or any of our affiliates or otherwise seek to control or influence the management, Board of Directors or policies of us or any of our affiliates, (v) any request or proposal to waive, terminate or amend the provisions of this letter, or (vi) any proposal or other statement inconsistent with the terms of this letter, (b) instigate, encourage or assist any third party to do any of the foregoing, or (c) become a beneficial owner of more than 250,000 shares of our common stock, unless and until you have received the prior written invitation or approval of a majority of our Board of Directors to do any of the foregoing.

          7. Remedies. Each party agrees that money damages would not be a sufficient remedy for any breach of any provision of this Agreement by the other party or any of its Representatives, and that in addition to all other remedies which any party hereto may have, each party shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of this Agreement but shall be in addition to all other remedies available at law or in equity. No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

          8. Miscellaneous.

          (a) Representation. You hereby represent and warrant to the Company that as of the date hereof, you beneficially own 250,000 shares of our common stock.

          (b) No License. The parties acknowledge, stipulate and agree that none of the Company, any of its affiliates or any of their respective Representatives grants any license or other property right or interest in, by implication or otherwise, any copyright, patent, trademark, mask work, database or other intellectual or intangible property or proprietary information disclosed, embodied, fixed, comprised or contained in any Evaluation Material. The terms of this Agreement shall not be construed to limit your right to independently conceive, create, reduce to practice or acquire any intellectual or intangible property or proprietary information without the benefit of any Evaluation Material, provided that you do not violate any of your obligations under this Agreement in connection therewith.

          (c) Entire Agreement. This Agreement contains the sole and entire agreement between the parties with respect to the confidentiality of the Evaluation Material and the confidentiality of their discussions, negotiations and investigations concerning a Transaction.

          (d) Amendment and Waiver. This Agreement may be amended, modified or waived only by a separate written instrument duly signed and delivered by or on behalf of both parties.

          (e) Severability. The invalidity or unenforceability of any provision of this Agreement shall not impair or affect the validity or enforceability of any other provision of this Agreement, unless the enforcement of such provision in such circumstances would be inequitable.

          (f) No Obligation to Complete a Transaction. This Agreement is not intended to, and does not, constitute an agreement, or impose any obligation, to consummate a Transaction, to conduct or continue negotiations with respect to a Transaction, or to enter into a definitive Transaction agreement. Neither party shall have any rights or obligations of any kind whatsoever with respect to a Transaction by virtue of this Agreement or by virtue of any other written or oral expression by the parties' respective Representatives unless and until a definitive Transaction agreement between the parties is executed and delivered by both parties. You further acknowledge and agree that the Company reserves the right, in its sole discretion and without liability to you, to provide or not to provide Evaluation Material to you under this Agreement, to reject any and all proposals made by you or any of your Representatives with regard to a Transaction, and to terminate discussions and negotiations at any time for any reason or no reason. If either party determines not to proceed with negotiations with respect to a Transaction, it will promptly inform the other party of such determination.

          (g) Governing Law; Forum. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. Each party hereto consents and submits to the exclusive jurisdiction of the courts of state of New York in New York county and the courts of the United States located in the Southern District of New York for the adjudication of any action, suit, or proceeding arising out of or otherwise relating to this Agreement. Each party hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this letter agreement or the transactions contemplated hereby in the courts of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

          (h) Term. Except as otherwise contemplated herein, this Agreement shall expire one year from the date of this Agreement.

          If the foregoing correctly sets forth our agreement with respect to the matters set forth herein, please so indicate by signing two copies of this Agreement and returning one signed copy to me, whereupon this Agreement shall constitute our binding agreement with respect to the matters set forth herein.


                                            Very truly yours,

                                            Fab Industries, Inc.


                                            By: /s/ Samson Bitensky
                                               ---------------------------------
                                               Name:  Samson Bitensky
                                               Title:  Chairman of the Board and
                                                         Chief Executive Officer



Accepted and agreed to as of the date first written above:

Laddcap Value Advisors LLC


By:  /s/ Robert B. Ladd
   ----------------------------------

Name: Robert B. Ladd
     --------------------------------

Title: Managing Partner
      -------------------------------